Exhibit 4.10

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF MARKING SUCH INFORMATION WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL INFORMATION IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

Execution Copy

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT is made on 13 July 2021 (Effective Date), by and between and between:

TRIMT GmbH of Carl-Eschebach-Str. 7, 01454 Radeberg, Germany (TRIMT)

Radiopharm Theranostics Limited, ACN: 647877889 of Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053 (Licensee or RPT)

- each a “Party” or together the “Parties” -

BACKGROUND

A.	TRIMT is the exclusive licensee of the Licensed IP (defined below) pursuant to a license agreement dated 2 April 2021 between Bayerische Patentallianz GmbH (BayPat) and TRIMT (Head License). Registered owner of the Licensed IP is the Technical University Munich.

B.	The Parties wish for RPT to: (i) acquire from TRIMT a license to the Licensed IP, and (ii) develop and commercialize Licensed Compositions, in accordance with the terms and conditions of this Agreement.

The Parties hereby agree as follows:

ARTICLE 1: DEFINITIONS AND TERM

1.1	Definitions. In this Agreement:

“Affiliate” of a Party means a Person that, directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such Party. For purposes of this Section 1.1, “control” means (i) the direct or indirect ownership of 50 percent or more of the voting shares or other voting interests or interests in profits, or (ii) the ability to otherwise control or direct the decisions of board of directors or equivalent governing body thereof.

“Business Day” means any day, other than a Saturday, Sunday or day on which commercial banks located in Sydney Australia or Munich, Germany, are authorized or required by law or regulation to close.

“Commercially Reasonable Efforts” means that the Licensee makes at least those commercially reasonable efforts, respectively, employs means that a biotech or pharmaceutical company in comparable position with the Licensee would carry out, respectively employ for a pharmaceutical or diagnostics product with a similar market potential and a similar development stage as any Licensed Product , while all relevant circumstances ( e.g. the relative safety and effectiveness of the Licensed Product) taking into account.

“Confidential Information” means: (i) all information and materials (of whatever kind and in whatever form or medium) disclosed by or on behalf of a Party to the other Party (or its designee) in connection with this Agreement, whether prior to or during the Term of this Agreement and whether provided orally, electronically, visually, or in writing; provided, that, all such information and materials initially disclosed in writing or electronically shall be clearly marked as “CONFIDENTIAL” and all such materials and information initially disclosed orally shall be reduced to writing and marked as “CONFIDENTIAL” within ten (10) days following the date of initial oral disclosure, together with all materials and information which, according to the reasonable assessment of a prudent businessman, should be kept secret due to its nature; (ii) all copies of the information and materials described in (i) above; and (iii) the existence and each of the terms and conditions of this Agreement; provided, further, that Confidential Information shall not include information and materials to the extent a Party can demonstrate through its contemporaneous written records that such information and materials are or have been:

(a)	known to the receiving Party, or in the public domain, at the time of its receipt by the receiving Party, or which thereafter becomes part of the public domain other than by virtue of a breach of this Agreement or the obligations of confidentiality under this Agreement;

(b)	received by the receiving Party without an obligation of confidentiality from a Third Party having the right to disclose without restrictions such information;

(c)	independently developed by the receiving Party without use of or reference to Confidential Information disclosed by the other Party; or

(d)	released from the restrictions set forth in this Agreement by the express prior written consent of the disclosing Party.

“Control(s)” or “Controlled” means the possession by a Party, as of the Effective Date, of rights sufficient to effect the grant of rights set forth in this Agreement without violating the terms of any agreement with any Third Party.

“Covers” or “Covered by” means, with reference to a particular Licensed Product that the manufacture, use, sale, offering for sale, performance, or importation of such Licensed Product would, but for ownership of, or a license granted under this Agreement to, the relevant Patent Right, infringe a Valid Claim which shall be considered separately with respect to each country in the Territory.

“Dispute” means any controversy, claim or legal proceeding arising out of or relating to this Agreement, or the interpretation, breach, termination, or invalidity thereof.

“Distributor” means any individual or legal entity, which is authorized and/or contracted by Licensee or an Affiliate of Licensee to sell Licensed Products to Third Parties or to distribute them in any other manner commercially for the first time, provided that: (i) a Sublicensee is not a Distributor, and (ii) non-affiliated vendors, who acquire a Licensed Product from Licensee or an Affiliate of Licensee for purposes of subsequent re-sale are not Distributors in the sense of this License Agreement, if the legal relationship with Licensee or the Affiliate of Licensee exhausts itself in a pure buyer-seller-relationship without further obligations.

“Field” means all diagnostic applications of the Licensed Composition 68Ga-Trivehexin and all radiotherapeutic applications of the other Licensed Compositions as defined below.

“First Commercial Sale” means the first sale in an arm’s length transaction of a Licensed Product to the first Third Party in exchange for cash or some equivalent after Marketing Approval of such products has been granted in the respective country, excluding registration samples, compassionate use and use in clinical trials.

“IND” means an Investigational New Drug application accepted by the United States Food and Drug Administration.

“Indication” means a separate and distinct disease or medical condition in humans which a Licensed Product is intended to treat or prevent.

“Know-How” means copies of the technical information Controlled by TRIMT and relating to the Patent Rights consisting of :

(a)	published pre-clinical data for the Licensed Compositions, unpublished data that will be collected in the course of further development by the Parties under a sponsored research agreement (if any);

(b)	results of the GLP conform toxicology study (extended single dose) to be performed by the Parties under the sponsored research agreement (if any);

(c)	the documentation (CMC/DMF) for the Trivehexin precursor for radio-labelling originating from GMP production – if a manufacture agreement is concluded between the Parties;

(d)	related information and data that TRIMT generates in the course of exercising its own development of Licensed Products in accordance with Section 3.7.

“License Year” means each calendar year during the Term of this Agreement; except that the first License Year shall commence on the Effective Date and end on December 31 of the calendar year in which the Effective Date occurs.

“Licensed Composition” means:

(a)	for diagnostic purposes: 68Ga-TRIVEHEXIN and its precursor;

(b)	for therapeutic uses: any radiotherapeutic application of any peptides and other compositions disclosed in the Patent Rights that use 177Lu, 225Ac, 213Bi, 90Y and/or the predominantly alpha, beta or auger emitting radioactive isotopes that have a currently known or expected therapeutic use in radiotherapy listed in Annex 1 to this Agreement, whether used in isolation or in combination.

“Licensed Product” means a product (including kits, component sets or components thereof, regardless of concentration or formulation) incorporating a Licensed Composition and that (i) is Covered by a Valid Claim, or (ii) contains any substance the manufacture, use, offer for sale or sale of which is Covered by a Valid Claim.

“Licensed IP” means all intellectual property rights in the Patent Rights and the Know-How.

“Marketing Approval” means all approvals, licenses, registrations or authorizations of any federal, state or local Regulatory Authority, department, bureau or other governmental entity, including, without limitation, pricing and reimbursement approvals, necessary for the manufacturing, use, storage, import, transport, distribution, marketing and sale of the applicable Licensed Products in a country or regulatory jurisdiction.

“Net Sales” means the total gross amount invoiced and received by Licensee, its Affiliates or a Distributor on the sale, lease, provision, or other disposition of the applicable Licensed Products to Third Parties, less the following items, as determined from the books and records of Licensee, or its Affiliates or Distributors, insofar as such deductions are actually incurred and listed individually on the invoice:

(a)	insurance, handling and transportation charges if actually invoiced and specifically related to the sales of Licensed Products;

(b)	amounts repaid, credited or allowed for rejection, return or recall;

(c)	sales or other excise taxes or other governmental charges levied on or measured by the invoiced amount (including, without limitation, value added taxes) that are specifically related to the sales of Licensed Products;

(d)	customs and import duties or charges that are specifically related to the sales of Licensed Products; and

(e)	normal and customary trade and quantity discounts (including chargebacks and allowances) and any normal and customary rebates which relate to the applicable Licensed Products.

The Net Sales shall be calculated only once for each Licensed Product sold, i.e. upon the first sale (or any other initial disposal) of the respective Licensed Product by the Licensee, an Affiliate of Licensee or a Distributor to a Third Party. Further, cost-free transfers of industry standard quantities of Licensed Product for promotional purposes shall not be deemed a sale of such Licensed Product that gives rise to Net Sales for purposes of this definition.

“Patent Rights” means: (i) PCT/EP2021/056424 claiming priority from provisional patent application Cyclic peptides and their conjugates for ad-dressing alpha-v-beta-6-integrin in vivo”, application no. EP 20 162 699.1, filed on March 12th, 2020 and the; (ii) patents, patent applications, continuations, divisional applications, foreign equivalents and supplementary protection certificates that claim the same priority date as and deriving from the foregoing; (iii) continuations-in-part applications that repeat a substantial portion of any of the foregoing applications; (iv) letters patent or the equivalent issued on any of the foregoing applications throughout the world; and (v) amendments, extensions, renewals, reissues, and re-examinations of any of the foregoing. Notwithstanding the foregoing, “Patent Rights” shall only include any continuations-in-part application to the extent that claims in such continuations-in-part application are supported in the specification of the parent application, unless otherwise mutually agreed to in writing by the Parties to this Agreement. Except as may otherwise be agreed in a separate writing, Patent Rights explicitly exclude any and all patents or patent applications based on research conducted by TRIMT or its Affiliates after the Effective Date.

“Person” means any person or entity, including any individual, trustee, corporation, partnership, trust, unincorporated organization, limited liability company, business association, firm, joint venture or governmental agency or authority.

“Phase 1 Clinical Trial” means, as to a specific Licensed Product, a clinical study in a small group of people for the first time to evaluate its safety, determine a safe dosage range, and identify side effects in patients as described in 21 C.F.R. § 312.21(a); or a similar clinical study in a country other than the United States.

“Phase 2 Clinical Trial” means, as to a specific Licensed Product, a clinical study in humans designed with the principal purpose of determining initial efficacy and dosing of such Licensed Product in patients for the Indication(s) being studied as described in 21 C.F.R. § 312.21(b); or a similar clinical study in a country other than the United States.

“Phase 3 Clinical Trial” means, as to a specific Licensed Product, a clinical study in humans of the efficacy and safety of such Licensed Product, which is prospectively designed to demonstrate statistically whether such Licensed Product is effective and safe for use in a manner sufficient to file an application to obtain Marketing Approval to market and sell that Licensed Product in the United States Indication being investigated by the study, as described in 21 C.F.R. § 312.21(c), or which is actually used to file an application to obtain Marketing Approval for such Licensed Product; or similar clinical study in a country other than the United States.

“Regulatory Authority” means, with respect to any country or jurisdiction, any court, agency, department, authority or other instrumentality of any international, multinational or supra-national, national, regional, province, state, county, city or other political subdivision having responsibility for granting Marketing Approvals in such country or jurisdiction, including the Federal Food and Drug Administration in the United States, the European Medicines Agency in the European Union, and the Ministry of Health, Labour and Welfare in Japan.

“Share” means a fully paid ordinary share issued in the capital of the Licensee.

“Sublicensee” means any Affiliate of Licensee or Third Party which enters into an agreement with Licensee involving the grant to such Affiliate or Third Party of any rights under the license granted to Licensee pursuant to this Agreement.

“Sublicense Revenues” means all consideration, in whatever form, due from a Sublicensee in return for the grant of a sublicense of any of Licensee’s rights hereunder (including but not limited to upfront payments, milestone payments, technology access fees, option fees, royalties, etc.), but excluding consideration in the form of: (i) payments or reimbursement for documented sponsored research and/or development activities, valued at the actual direct cost of such activities on a fully burdened basis (including reasonable margin for overhead), (ii) payments or reimbursement of reasonable patent expenses for the Patent Rights actually incurred or paid by Licensee and not otherwise reimbursed, or payment of patent expenses required to by paid by Licensee hereunder, (iii) payments for the purchase of equity in Licensee at the fair market value of such equity, and (iv) payments recognized as Net Sales under this Agreement for which a royalty is payable to TRIMT. By way of clarification, the principal amount of any loan or other extension of credit provided to Licensee or an Affiliate of Licensee in connection with the grant of a sublicense by Licensee that is other than an arm’s-length credit relationship shall be deemed to constitute “Sublicense Revenues.”

“Territory” means United States, Japan, China, Hong Kong and Australia.

“Third Party” means a Person that is neither a Party to this Agreement nor an Affiliate of a Party.

“Valid Claim” means a claim of a pending patent application or an issued and unexpired patent included in the Patent Rights in a particular jurisdiction, which claim has not, in such jurisdiction been finally rejected or been declared invalid or cancelled by the patent office or a court of competent jurisdiction in a decision that is no longer subject to appeal as a matter of right.

1.2	Term and Expiry. The term of this Agreement (the Term) shall commence on the Effective Date and, notwithstanding any other provision of this Agreement, unless sooner terminated by mutual agreement or pursuant to any other provision of this Agreement, this Agreement shall expire, on a country-by-country and Licensed Product-by-Licensed Product basis at the later of (i) the fifth (5th) year after the last to expire Patent Right ;or (ii) 5 years after expiring of any exclusivity (e.g. Data/Market Exclusivity under Section 505 of the US Federal Foods, Drug and Cosmetic Act (as or amended) and similar provisions) , or price, or reimbursement protection (e.g. orphan drug exclusivity in the US); or (iii) 10 years after the First Commercial Sale of a Licensed Product in the respective country (the Expiration).

ARTICLE 2: DEVELOPMENT AND COMMERCIALIZATION EFFORTS

2.1	Condition. Notwithstanding anything to the contrary in this Agreement, neither Party will have any obligation or liability to the other Party under this Agreement and neither Party hereunder will be entitled to exercise or practice any of the rights granted to it hereunder until such time that:

(a)	Licensee receives written documentation that Licensor is entitled to grant the rights hereunder to the Licensee; and

(b)	Licensee will have raised and received AU$15M by way of an equity investment or a convertible note (under exclusion of any loans) with which Licensee can develop the Licensed Products and paid the first upfront (Section 4.1(a)) within 100 days after signature of this Agreement. If Licensee has not provided written confirmation for the availability of the funds of AU$15M with which Licensee can develop the Licensed Products within 100 days after signature of this Agreement or has not paid the first upfront (Section 4.1(a)) within 100 days after signature of this Agreement, this Agreement shall automatically terminate and all rights granted hereunder to Licensee (and any potentially granted sublicenses) shall lapse.

Once the above conditions are attained, the Parties’ respective rights and obligations hereunder shall be of full force and effect.

2.2	Development and Commercialization Responsibilities. Licensee shall have the sole right and control over, all of its development, manufacturing and commercialization activities (including all regulatory activities) with respect to Licensed Products in the Field and in the Territory.

2.3	Transfer of Know How. TRIMT shall, promptly following the date the conditions under Section 2.1 have been attained, provide with and transfer to Licensee copies of all the Know-How in its possession at the Effective Date and, with respect to Know-How that is not in TRIMT possession or control as at the Effective Date TRIMT’s obligation under this Section 2.3 shall be continuing throughout the term of this Agreement.

2.4	Delivery of Material. Promptly following the date the conditions under Section 2.1 have been attained, TRIMT will deliver to RPT 50 % of all non-GMP inventory of Licensed Product in its possession or control at the Effective Date (Material). TRIMT shall not assume any warranty or liability for the fitness for any purpose, exploitability or non- infringement of any Third Party rights by such non-GMP inventory of Licensed Product. The Material shall be delivered at Licensee’s costs and “as is”.

2.5	Licensee Diligence. Licensee shall exercise Commercially Reasonable Efforts to develop and commercialize Licensed Products. In addition, Licensee shall ensure that the following milestones for Licensed Products for diagnostic use are met by the respective dates:

Milestone 1: first patient in Phase 3 Clinical Trial for diagnostic use of 68Ga TRIVEHEXIN 4 years after signature of this Agreement; and

Milestone 2: FDA Approval for diagnostic use of 68Ga TRIVEHEXIN 7 years after signature of this Agreement,

provided that reasonable delays (of up to 12 months for each of the above specified milestones) that result from circumstances beyond Licensee’s control and that Licensee can reasonably evidence with written documentation will be forgiven.

2.6	Governance. TRIMT and Licensee shall each designate one individual to serve as the main point of contact for communications related to development and commercialization of Licensed Products under this Agreement (each a “Designated Representative”). Each Party may replace its Designated Representative at any time upon prior notice to the other Party.

2.7	Exchange of Information. Licensee shall keep TRIMT reasonably informed as to progress in the development and commercialization of the technology licensed hereunder. Without limiting the foregoing, on or before January 15 and July 15 of each year during the Term of this Agreement, Licensee shall provide to TRIMT a written report setting forth, in reasonable detail, its activities and achievements with respect to the development and commercialization of the technology licensed hereunder during the preceding six months.

ARTICLE 3: LICENSE GRANT

3.1	Grant of Rights. Subject to the terms and conditions of this Agreement including Sections 3.3, 3.4 and 3.5, TRIMT hereby grants to Licensee an exclusive royalty-bearing right and license under the Licensed IP to make, have made, develop, use, offer for sale, sell, and otherwise commercialize in any manner whatsoever the Licensed Products in the Field in the Territory. TRIMT will not grant any right or license to any Third Party which is not consistent with the license granted hereunder. For the avoidance of doubt, any other applications of the Licensed IP are not included in the license (e.g. bimodal probes, targeted non-radioactive avb6 therapeutics, etc.).

3.2	Research License. Subject to the terms and conditions of this Agreement, including Sections 3.3, 3.4 and 3.5, TRIMT hereby grants to Licensee a non-exclusive, cost-free right and license under the Licensed IP for non-commercial research purposes in the Field in the Territory to use the following radionuclides, which, according to their emission characteristics, are not primarily suitable for radiotherapy, for the sole purpose of generating additional data that might be required in the course of the development and/or regulatory approval of a radiotherapeutic agent:

●	C-11
●	Cu-64
●	F-18
●	Ga-67, Ga-68
●	I-123, I-124, I-125, I-131
●	In-111
●	Sc-43, Sc-44
●	Tc-99m
●	Tl-201
●	Zr-89

This research license is not transferable and is sublicensable only in connection with a sublicense to the license granted under Section 3.1 and, for the avoidance of doubt, comprises no commercial use of the Licensed IP whatsoever; especially not for, developing, offering for sale, sell or otherwise commercialize in any manner whatsoever any products or services.

3.3	Reservation of Rights. TRIMT reserves the rights under the Licensed IP to

(a)	make and have made TRIVEHEXIN anywhere in the world; and

(b)	make and have made, develop, use, offer for sale, sell, and otherwise commercialize in any manner whatsoever the Licensed Products in the Field outside the Territory; and

(c)	make and have made, develop, use, offer for sale, sell, and otherwise commercialize in any manner whatsoever the Licensed IP outside of the Field anywhere in the world. For the avoidance of doubt, any other application than the application described in Section 3.1 of the Licensed Technology by TRIMT or a sublicensee of TRIMT shall not be restricted.

3.4	Research and Teaching: The Technical University Munich and the inventors of the Patent Rights retain the irrevocable, non-expiring, non-commercial and non-exclusive right to use the Licensed IP for the purpose of research and teaching.

3.5	Publications. The Licensee recognizes the right of the inventors of the Patent Rights to disclose the inventions which are subject matter of the Patent Rights, Patent Rights and Know-How/Materials in the context of their teaching and research activity as well as the general duty of the Technical University Munich to publish the nature, subject matter, and results of the research work carried out by the University in respect to the inventions, Patent Rights and Know-How, including all future research work and results related to the Patent Rights.

3.6	Sublicensing. Licensee shall not be entitled to grant any sublicenses to Affiliates or Third Parties before the conditions under Section 2.1 have been attained and Licensee has paid the first upfront in accordance with Section 4.1 a). After the conditions have been attained and Licensee has paid the first upfront, Licensee shall be entitled to grant sublicenses to Affiliates and Third Parties provided that any licensor shall be responsible for the compliance of its sublicensee with the provisions of this Agreement and that the respective sublicense complies with the following:

(i)	terms and conditions of any sublicense agreement shall be consistent with this Agreement and the scope of the rights granted to each such sublicense shall not exceed the scope of rights granted to Licensee hereunder,

(ii)	any sublicense depends on the existence of the Head License and of this Agreement;

(iii)	any sublicense is concluded on terms that would be offered to any arm’s length Third Party;

(iv)	any sublicensee agrees that its licensor discloses the sublicense agreement to its licensors and ultimately to BayPat;

(v)	reservation of irrevocable, fully paid-up rights of the BayPat, the Technical University Munich and the inventors of the Patent Rights to use the inventions, the Patent Rights and the Know-How/Material in the future for non-commercial research and educational purposes;

(vi)	payment of earned royalties on Net Sales by any sublicensee;

(vii)	product development and commercialization diligence milestones if the Sublicense is exclusive;

(viii)	provision of periodic reports as specified in this Agreement;

(ix)	standard audit rights exercisable by the licensor as specified in this Agreement;

(x)	indemnification of the TRIMT Indemnities (as defined in Section 10.2) to the extent legally permissible;

(xi)	disclaimer on behalf of the BayPat, the Technical University Munich, the inventors of the Patent Rights and of TRIMT of all warranties, including validity, enforceability and non-infringement of the Patent Rights and Know-How/Material, as specified in this Agreement;

(xii)	limitation of liability of TRIMT, BayPat, the Technical University Munich, the inventors to direct damages only and , as far as legally possible, only for gross negligence and willful acts and omissions;

(xiii)	prohibition on the use of the names, logos and trademarks of BayPat, Technical University Munich and TRIMT as specified in this Agreement;

(xiv)	maintenance of general liability insurance as is standard for the business of the sublicensee at its various stages of development and commercialization, naming TRIMT, BayPat and the Technical University Munich as additional insureds;

(xv)	obligation of sublicensee to comply with all applicable laws, including export control laws; and

(xvi)	granting of further sublicenses is subject to the compliance of such further sublicense with (i) through (xvi).

3.7	Improvements. TRIMT shall keep Licensee appraised of its research and development activities relating to the Licensed Technology and will provide to the Licensee an opportunity to acquire rights to additional intellectual property being developed by TRIMT within 4 years after the signature of this Agreement, which is an improvement to the Licensed Patents being licensed to Licensee hereunder (Additional IP), within the Field and for the Territory. TRIMT undertakes to Licensee that it shall not offer Additional IP within the Field and for the Territory to any Third Party unless and until such time that it will have fully informed Licensee of the nature of the Additional IP and will have afforded to the Licensee an opportunity for: (i) at least two (2) months to perform due diligence in relation to the Additional IP, and (ii) at least two (2) months to negotiate the terms for acquiring a license to the Additional IP.

3.8	License to TRIMT. Subject to the terms and conditions of this Agreement, Licensee hereby grants to TRIMT an exclusive fully paid-up license to intellectual property that it generates in the course of exercising its rights hereunder with the right to make, have made, use and develop the Licensed Compositions outside the Territory, with the right to sub- license such intellectual property to Third Parties in multiple tiers.

ARTICLE 4: PAYMENTS

4.1	Up-Front Payment. In consideration for the rights granted hereunder, Licensee shall pay to TRIMT,:

(a)	a one-time non-refundable license fee in the amount of five million US dollars (US $5,000,000) within one hundred (100) days after the Effective Date; and

(b)	a one-time non-refundable license fee of in the amount of five million US dollars (US $5,000,000) within fourteen (14) Business Days on the latter of:

(i)	the Licensee listing on the Australian Stock Exchange and offering its shares to the public by way of an initial public offering (IPO); or

(ii)	30 June 2022,

which shall be payable by way of;

A.	three million US dollars (US $3,000,000) in cash; and

B.	two million US dollars (US $2,000,000) in Licensee’s ordinary shares, in such amount that shall be based on the price by which the Licensee’s shares fixed at the initial offering. If the IPO has not taken place by 30 June 2022, these two million US dollars (US $2,000,000) shall be paid in cash, and not in shares.

4.2	Share Issue. Licensee will issue to TRIMT share certificates evidencing validly issued, fully-paid Shares to represent an ownership interest of the shares described in paragraph (b)(ii)(B) of Section 4.1. All shares will be subject to twelve (12) months escrow (lock up) or as otherwise required by the ASX and during such time period may not be resold within except pursuant to an available exemption under section 708 of the Australian Corporations Act.

4.3	Development Milestone Payments. Within thirty (30) days after the occurrence of each Development Milestone Event, whether achieved by Licensee, an Affiliate of Licensee or a Sublicensee or a sub-Sublicensee, set forth below with respect to each Licensed Product, Licensee shall pay TRIMT the amount indicated below:

Development Milestone Event	Amount Due
Diagnostic Milestones
1. Commencement of a Phase 3 diagnostic clinical trial for (68Ga- TRIVEHEXIN)	USD $2M
2. Any Marketing Approval in the Territory other than in Australia (68Ga-TRIVEHEXIN) for marketing a diagnostic application	USD $3M
Therapeutic Milestones
3. Last patient-in Phase 1 (Therapeutic)	USD $5M
4. First patient-in Phase 2 (Therapeutic)	USD $10M
5. Last patient-in Phase 2 (Therapeutic)	USD $10M
6. First patient-in Phase 3 (Therapeutic)	USD $15M
7. Last patient-in Phase 3 (Therapeutic)	USD $15M
8. Any Marketing Approval in the Territory other than in Australia (Therapeutic)	USD $30M

4.4	Milestone payments – qualifications.

4.4.1	With respect to the milestones, if a milestone is attained before attaining any prior Development Milestone Event, then Licensee shall also pay the amount due for occurrence of all previous Development Milestone Events that had not previously been paid upon attaining the later milestone.

4.4.2	For clarity, each Development Milestone will be paid once for each Licensed Product.

4.5	Royalties.

4.5.1	Base Royalties. Subject to Subsections 4.5.2, and 4.6 below, Licensee shall pay to TRIMT or its designee royalties in an amount equal to [***] of the Net Sales of Licensed Products. These royalties shall be paid for the Term; provided that the royalty rate shall be reduced by 75% if a certain Licensed Product is not Covered by a Valid Claim of the Patent Right or an exclusivity or price or reimbursement protection (Section 1.2) in the respective country of the Territory.

4.5.2	Minimum Annual Royalty. Beginning in the third year following the first FDA Marketing Approval for a Licensed Product, if the aggregate royalties paid by Licensee under Section 4.5.1, as adjusted by Section 4.6, in any License Year cumulatively amounts to less than three hundred thousand US dollars (USD $300,000, the Minimum Annual Royalty), Licensee shall pay to TRIMT on or before February 28 following the end of such License Year the difference between the Minimum Annual Royalty and the aggregate royalty paid by Licensee for such year under Section 4.5.1, as adjusted by Section 4.6. Between the first FDA Marketing Approval and the beginning of the third year following the Marketing Approval the Minimum Annual Royalty shall be one hundred thousand US dollars (USD $100,000). Licensee shall be entitled to set off against the amount payable under Section 4.5.2 all amounts paid under Section 4.5.1 for the respective License Year.

4.6	Royalty Offsets. Where Licensee enters into an agreement with a Third Party in order to obtain a license or right under a patent, know-how or other intellectual property owned or controlled by that Third Party in the absence of which Licensee will not be lawfully entitled to commercialize the Patent Rights, Licensee shall , if the aggregate royalty rates of any and all royalties payable to such Third Party licensors when combined with the royalty rate payable to TRIMT exceeds eight percent (8%) in the case of Net Sales of the applicable Licensed Product, have the right with respect to any period for which royalties and minimum fees under Section 4.5 are due (i.e., a License Year) to set off up to fifty percent (50%) of the amount of royalties paid to such Third Party within such accounting period form royalties due under this Section 4.5, but in any event, TRIMT shall receive at least fifty percent (50%) of the royalties and minimum fees payable hereunder.

4.7	Sublicense Revenues.

4.7.1	Timing. Licensee shall pay to TRIMT the applicable percentage of all Sublicense Revenues under Section 4.7.2 within thirty (30) days of the end of the calendar quarter in which the Sublicense Revenue is received from the relevant Sublicensee. If Sublicense Revenues are not in cash or cash equivalents, the percentage share payable to TRIMT pursuant to this Section 4.7 shall be due, in TRIMT’s sole discretion, either in kind or in its cash equivalent.

4.7.2	Quantum. If the sublicense grant to the Sublicensee occurs:

(a)	prior to the Licensee submitting an IND for a therapeutic Licensed Product, then Licensee shall pay to TRIMT [***] of all Sublicense Revenues

(b)	prior to dosing of the first patient in a Phase 3 Clinical Trial related to a therapeutic Licensed Product, then Licensee shall pay to TRIMT [***] of all Sublicense Revenues; and

(c)	after dosing of the first patient in a Phase 3 Clinical Trial related to a therapeutic Licensed Product, then Licensee shall pay to TRIMT [***] of all Sublicense Revenues; and

(d)	for a diagnostic Licensed Product, then Licensee shall pay to TRIMT [***] of all Sublicense Revenues.

4.7.3	Clarification. In a sublicense with multiple candidates, the development status of the most advanced candidate or product in the sublicense determines the applicable timing of the sublicense grant under this Section 4.7.2.

4.7.4	Milestones: For the avoidance of doubt, if a Sublicensee achieves a milestone as described in Section 4.3, TRIMT shall receive the share indicated in this Section 4.7.2, but at least the amounts indicated in Section 4.3 above.

4.8	Timing of Royalty Payments. Royalty payments due under Section 4.5, above, shall be paid annually within sixty (60) days following the end of each License Year until the first License Year in which aggregate Royalties under Section 4.5.1 reach US $1 million. Thereafter, all royalty payments due under Section 4.5 shall be paid in quarterly installments, within sixty (60) days following the end of each calendar quarter.

4.9	Single Royalty. Only a single royalty payment shall be due and payable on Net Sales of a Licensed Product regardless if such Licensed Product is Covered by more than one Valid Claim.

ARTICLE 5: REPORTS, AUDITS AND FINANCIAL TERMS

5.1	Royalty Reports. Within sixty (60) days after the end of License Year or, as the case may be, each calendar quarter in which a royalty payment under ARTICLE 4 is required to be made, Licensee shall send to TRIMT a report of Net Sales of the Licensed Products , which report sets forth for such License Year or calendar quarter the following information, on a Licensed Product-by-Licensed Product and country-by-country basis: (i) total Net Sales achieved by the Licensee, Licensee’s Affiliates and Distributors and Sub-Licensees, (ii) total gross sales of Licensed Products, (iii) the quantity of each Licensed Products sold and for which payment was received, (iv) names and addresses of customers – whereby Licensee may anonymize such by using a unique customer number – and invoice data, (v) the achieved Sublicense Revenues as well as the resulting payments therefrom, (vi) the exchange rate used to convert Net Sales from the currency in which they are earned to United States dollars; and (vii) the total royalty payments due.

5.2	Additional Financial Terms.

5.2.1	Currency. The currency for payments to be made under this Agreement shall be United States dollars, unless expressly specified to the contrary herein. Net Sales outside of the United States shall be first determined in the currency in which they are earned and shall then be converted into an amount in United States dollars. All currency conversions shall use the conversion rate reported by Reuters, Ltd. On the last Business Day of the calendar quarter for which such payment is being determined.

5.2.2	Payment Method. Payment shall be effected by means of wire transfer to an account identified by TRIMT. Any applicable VAT or similar taxes or levies shall be paid additionally by Licensee.

5.2.3	Late Payments. In case of late payment, the respective amounts shall bear interest from the due date at a rate of eight (8) percent p.a.

5.2.4	Withholding of Taxes. Licensee shall withhold on TRIMT’s behalf any and all withholding or similar tax payable on TRIMT’s income levied on account of any payment to be made to TRIMT under this Agreement, and Licensee shall be entitled to deduct such amount from the amounts payable hereunder and shall pay such withholding amount to the competent tax authorities. Licensee shall promptly transmit to TRIMT an official tax certificate or other evidence for such withholding and all documents sufficient to TRIMT to claim such payment of taxes. Each Party shall provide the other Party with reasonable assistance to reduce and eliminate tax withholding or similar obligations in respect of any payments made to TRIMT hereunder and to enable the recovery of withholding taxes, indirect taxes or similar obligations resulting from payments made by the Licensee under this Agreement.

5.3	Accounts and Audit.

5.3.1	Records. Licensee shall keep accurate books of account containing the particulars of its Net Sales and the calculation of royalties. Such books and records must be maintained available for examination in accordance with this Section 5.3.1 for five (5) calendar years after the end of the calendar year to which they pertain.

5.3.2	Appointment of Auditor. TRIMT may appoint an internationally- recognized independent accounting firm reasonably acceptable to Licensee to inspect the relevant books of account of Licensee to verify any reports or statements provided, or amounts paid or invoiced (as appropriate), by Licensee. Licensee shall be entitled to require the auditor to be subject to a written duty of confidentiality.

5.3.3	Procedures for Audit. TRIMT may exercise its right to have Licensee’s relevant records examined only during the five (5) year period during which Licensee is required to maintain records, no more than once in any calendar year. Licensee is required to make records available for inspection only during regular business hours, only at such place or places where such records are customarily kept, and only upon receipt of at least thirty (30) days advance notice from TRIMT.

5.3.4	Audit Report. The independent accountant will be instructed to provide to TRIMT an audit report containing only its conclusions and methodology regarding the audit, and specifying whether the amounts paid were correct and, if incorrect, the amount of any underpayment or overpayment.

5.3.5	Underpayment and Overpayment. After review of the auditor’s report: (i) if there is an uncontested underpayment by Licensee for all of the periods covered by such auditor’s report, then Licensee shall pay to TRIMT the full amount of that uncontested underpayment, and (ii) if there is an uncontested overpayment for such periods, then TRIMT shall provide to Licensee a credit against future payments (such credit equal to the full amount of that overpayment), or, if Licensee is not obligated to make any future payments, then TRIMT shall pay to Licensee the full amount of that overpayment. Contested amounts are subject to dispute resolution under ARTICLE 12. If the total amount of any such underpayment (as agreed to by Licensee or as determined under ARTICLE 12) exceeds five percent (5%) of the amount previously paid by Licensee for the period subject to audit, then Licensee shall pay the reasonable costs for the audit. Otherwise, all costs of the audit shall be paid by TRIMT.

ARTICLE 6: ARTICLE 6: LICENSEE COVENANTS

Licensee covenants and agrees that:

(a)	in conducting activities contemplated under this Agreement, Licensee shall comply in all respects with all applicable laws and regulations including, without limitation, those related to the manufacture, use, labeling importation and marketing of Licensed Products and all applicable export control laws; and

(b)	Licensee has not been convicted of a criminal offense related to health care, is not currently debarred, excluded or otherwise ineligible for participation in federally funded health care programs and has not arranged or contracted (by employment or otherwise) with any employee, contractor, or agent that it knew or should have known are excluded from participation in any federal health care program, and will not knowingly arrange or contract with any such individuals or entities during the Term of this Agreement. Licensee agrees to: (i) notify TRIMT in writing immediately of any threatened, proposed or actual conviction relating to health care, of any threatened, proposed or actual debarment or exclusion from participation in funded programs, of Licensee or any officer or director of Licensee, and (ii) refrain from knowingly employing or contracting with individuals or entities excluded from participation in a federally funded health care program.

ARTICLE 7: INTELLECTUAL PROPERTY; PATENT PROSECUTION, MAINTENANCE AND ENFORCEMENT.

7.1	Patent Prosecution, Maintenance and Enforcement.

7.1.1	TRIMT shall be responsible for the preparation, filing, prosecution, and maintenance of all Patent Rights in the Territory. TRIMT will timely provide Licensee with copies of all relevant documentation relating to such prosecution and Licensee shall keep such information confidential. Subject to BayPat’s rights under the Head License, TRIMT’s counsel shall take instructions only from TRIMT. In addition, TRIMT shall instruct the patent counsel prosecuting Patent Rights to (i) copy Licensee on patent prosecution documents that are received from or filed with the United States Patent and Trademark Office and foreign equivalent; (ii) provide Licensee with copies of draft submissions to the USPTO prior to filing; and (iii) give reasonable consideration to the comments and requests of Licensee or its patent counsel.

7.1.2	Subject to BayPat’s rights under the Head License, TRIMT will not unreasonably refuse to amend any patent application in Patent Rights to include claims reasonably requested by Licensee to protect the products contemplated to be sold by Licensee under this Agreement. On a country-by-country and patent-by-patent basis, Licensee may elect to exclude any patent or patent application in Patent Rights in any country of the Territory upon sixty (60) days advance written notice to TRIMT. Such notice shall relieve Licensee from the obligation to pay for future patent costs but shall not relieve Licensee from responsibility to pay patent costs incurred prior to the expiration of the sixty (60) day notice period. Such U.S. or foreign patent application or patent shall thereupon cease to be a Patent Right hereunder, Licensee shall have no further rights therein and TRIMT shall be free to license its rights to that particular U.S. or foreign patent application or patent to any other party on any terms.

7.1.3	Each Party shall promptly provide written notice to the other in the event it becomes aware of any actual or probable infringement of any of the Patent Rights in or relevant to the Field by a Third Party or of any Third Party claim regarding the enforceability or validity of any Patent Rights (“Infringement Notice”). TRIMT shall be entitled to inform BayPat and/or the Technical University Munich accordingly.

7.1.4	If infringing activity has not been abated within ninety (90) days following the date the Infringement Notice takes effect, then Licensee may, following consultation with TRIMT, in its sole discretion and at its sole expense, take action against any alleged infringer of any Patent Right for which Licensee has exclusive rights under this Agreement. TRIMT will consent to be joined to such proceedings if that is necessary to give to Licensee standing in such action. Any recovery obtained by Licensee as the result of legal proceedings initiated and paid for by Licensee pursuant to this Section 7.1.4, after deduction of Licensee’s reasonable out-of-pocket expenses incurred in securing such recovery, shall be deemed to be Net Sales of Licensed Products or, as appropriate Sublicense Revenue in the calendar quarter in which such recovery was received and royalties shall be due and payable thereon accordingly.

7.1.5	If TRIMT, BayPat or the Technical University Munich are involuntarily joined in a suit initiated by Licensee, then the Licensee will pay any costs and expenses incurred by TRIMT, BayPat or the Technical University Munich arising out of such suit, including but not limited to, reasonable legal fees of counsel that TRIMT, BayPat or the Technical University Munich select and retain to represent them in the suit.

7.1.6	If any Third Party asserts claims against Licensee for the alleged infringement of an Third Party right as a result of its use of the license in accordance with this Agreement, Licensee shall notify TRIMT without undue delay and shall give TRIMT, BayPat and the Technical University Munich the opportunity to participate in any resulting legal dispute. The Technical University Munich and BayPat are, however, not obliged to do so. For the avoidance of doubt, the costs and expenses for the legal defense shall be borne by the Licensee.

7.1.7	If Licensee declines either to cause such infringement to cease (e.g. by settlement or injunction) or to initiate and thereafter diligently maintain legal proceedings against the infringer other than as part of a mutually agreed upon bona fide strategy, developed with the guidance of outside patent counsel, to preserve the Patent Rights, TRIMT, BayPat and/or Technical University Munich may, in its sole discretion and at its sole expense, take action against such alleged infringer or in defense of any such Third Party claim. Any recovery obtained by them as the result of any such legal proceedings shall be for the benefit of them only.

7.1.8	If a Third Party challenges the enforceability or validity of the Patent Rights, the Parties will discuss possible defense measures involving BayPat and Technical University Munich. BayPat and Technical University Munich are entitled, but not obliged to defend any Patent Right, unless Licensee bears all the cost in connection with such defense.

7.1.9	Any infringement or challenge of the validity of a Patent Right by a Third Party shall leave the duty of the Licensee to make the payments in accordance with ARTICLE 4 unaffected.

7.2	Payment of TRIMT Patent Expenses. After the Effective Date, TRIMT shall provide to Licensee a semi-annual invoice and reasonably detailed documentation with respect to TRIMT’s out-of-pocket expenses incurred with respect to prosecution and maintenance of the Patent Rights for the previous year. Licensee shall reimburse TRIMT for one-hundred percent (100%) of such expenses within thirty (30) days after receipt of such invoice and documentation.

7.3	Marking. Licensee shall mark all Licensed Products in such a matter as to conform with the patent laws of the country to which such Licensed Products are shipped or in which such products are sold.

ARTICLE 8: ARTICLE 8: TERM AND TERMINATION

8.1	Termination.

8.1.1	Termination of the Head License. This Agreement shall automatically terminate with the termination of the Head License; provided that in case of an material breach of the Head License by TRIMT that results in the legally effective termination of the Head License, Licensee shall be entitled to request the conclusion of a contract directly with BayPat for the granting of rights to use the Patent Rights in an extent and on terms and conditions equivalent to the rights granted to the Licensee under this Agreement, but on terms and conditions not less favorable for BayPat than compared to the Head License, provided, however, that the Licensee is in no event in material breach of his obligations under this Agreement. The right to request the conclusion of such agreement must be exercised within 3 (three) months upon Licensee’s knowledge of the termination of the Head License.

8.1.2	Material Breach. Either Party may terminate this Agreement prior to its Expiration for any material breach by the other Party, provided, that, the Party seeking to terminate shall have first given the breaching Party notice of such material breach (Breach Notice) with reasonable particulars of the material breach, and the Party receiving the Breach Notice failed to cure that material breach within thirty (30) days after the date of receipt of the Breach Notice. Any direct or indirect challenge of the validity of a Patent Right and any non-payment of the payments as described in ARTICLE 4 shall be deemed a material breach of Licensee in the sense of this Section 8.1.2.

8.1.3	Bankruptcy. TRIMT shall have the right to terminate this Agreement prior to its Expiration upon notice to Licensee, in the event that: (i) Licensee seeks protection of any bankruptcy or insolvency law other than with the prior consent of TRIMT, or (ii) a proceeding in bankruptcy or insolvency is filed by or against Licensee and not withdrawn, removed or vacated within 120 days of such filing, or there is adjudication by a court of competent jurisdiction that Licensee is bankrupt or insolvent.

8.1.4	Termination at Will by Licensee. Licensee shall have the right to terminate this Agreement prior to its Expiration upon notice to TRIMT without cause, effective no fewer than ninety (90) days following the date of such notice, but only after Licensee has paid the first and second upfront in accordance with Section 4.1.

8.2	Effect of Termination.

8.2.1	Upon any termination of this Agreement pursuant to Section 8.1 (but for clarity, not in the case of its Expiration), all rights and licenses granted to Licensee under ARTICLE 3, shall immediately terminate on and as of the effective date of termination as provided in Section 8.1, except that Licensee shall have the right to continue to sell Licensed Products manufactured prior to the effective date of such termination until the sooner of: (i) one hundred and eighty (180) days after the effective date of termination, or (ii) the exhaustion of Licensee’s inventory of Licensed Products; provided that (x) such right to sell-off any Licensed Products shall not apply if the termination of this Agreement was the consequence of the termination of the Head License agreement; (y) this Agreement was terminated due to a material breach or bankruptcy of Licensee; or (z) this Agreement was terminated at will by Licensee.

8.2.2	Upon termination of this Agreement pursuant to Section 8.1 (but for clarity, not in the case of its Expiration):

(a)	Each Party shall promptly return to the other Party all relevant records and materials in its possession or control containing or comprising the other Party’s Confidential Information and to which the Party does not retain rights hereunder.

(b)	Licensee shall discontinue making any representation regarding its status as a licensee of TRIMT for Licensed Products. Subject to Section 8.2.1, above, Licensee shall cease conducting any activities with respect to the marketing, promotion, sale or distribution of Licensed Products.

8.2.3	Termination of this Agreement through any means and for any reason pursuant to Section 8.1 (but for clarity, not in the case of its Expiration), shall not relieve the Parties of any obligation accruing prior thereto, including the payment of all sums due and payable, and shall be without prejudice to the rights and remedies of either Party with respect to any antecedent breach of any of the provisions of this Agreement.

8.3	Survival. Section 3.8, ARTICLE 5, Sections 7.2, 8.2, 8.3, 10.1, 10.2, 10.3, 10.5, ARTICLES 11, 12, 13, shall survive termination of this Agreement for any reason.

ARTICLE 9: ARTICLE 9: REPRESENTATIONS AND WARRANTIES

9.1	Mutual Representations and Warranties. TRIMT and Licensee each represents and warrants as follows:

(a)	It has the right and authority to enter into this Agreement and all action required to be taken on its behalf, its officers, directors, partners and stockholders necessary for the authorization, execution, and delivery of this Agreement and, the performance of all of its obligations hereunder, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of such Party. enforceable in accordance with its terms, subject to: (i) laws limiting the availability of specific performance, injunctive relief, and other equitable remedies; and (ii) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights generally;

(b)	It has read this Agreement, with assistance from its counsel of choice. It understands all of this Agreement’s terms. It has been given a reasonable amount of time to consider the contents of this Agreement before each Party executed it. It agrees that it is executing this Agreement voluntarily with full knowledge of this Agreement’s legal significance; and

(c)	It has made such investigation of all matters pertaining to this Agreement that it deems necessary, and does not rely on any statement, promise, or representation, whether oral or written, with respect to such matters other than those expressly set forth herein. It agrees that it is not relying in any manner on any statement, promise, representation or understanding, whether oral, written or implied, made by any Party, not specifically set forth in this Agreement.

9.2	Representations and Warranties of TRIMT.

9.2.1	TRIMT represents and warrants that:

(a)	it has the legal capacity and the full legal right to grant to Licensee all the rights granted hereunder and to perform its obligations hereunder;

(b)	the terms and conditions of this Agreement have been agreed by BayPat, the licensor under the Head License.

(c)	it performed its own due diligence in relation to the Head License and the rights granted thereunder and is satisfied that the rights granted to it under the Head License are of full force and effect.

9.2.2	TRIMT does not assume any liability, and does not provide any warranty or representation for the exploitability, the fitness for any purpose, the patentability and the confidential nature of any Licensed IP and for the non-infringement of any Third Party right by the use of the Licensed IP as contemplated under this Agreement.

9.3	Representations and Warranties of Licensee

Licensee represents and warrants that:

(a)	it has the legal capacity and the full legal right to perform its obligations hereunder; and

(b)	it performed its own diligence in relation to the Head License and the rights granted thereunder to TRIMT and is satisfied that this Agreement is consistent with the terms and conditions of the Head License.

ARTICLE 10: ARTICLE 10: INDEMNIFICATION

10.1	Indemnification by Licensee. Licensee shall defend, indemnify and hold harmless TRIMT, its Affiliates, and their respective officers, directors, shareholders, employees and agents and the Technical University of Munich and BayPat and their respective officers, directors, shareholders, employees, agents and the inventors of the Patent Rights (“TRIMT Indemnitees”) upon first demand from and against any and all Third Party liabilities, claims, suits, and expenses, including reasonable attorneys’ fees (collectively, “Losses”), arising out of or are in any way attributable to: (i) the material breach of any representation or warranty made by Licensee under this Agreement, (ii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Licensed Products by or on behalf of Licensee, any of its Affiliates or a Sublicensee or any other exercise of rights under this Agreement or pursuant to any sublicense (including, but not limited to claims for product liability), or (iii) the negligence, willful misconduct or failure to comply with applicable law by a Licensee, an Affiliate of Licensee, or a Sublicensee. The TRIMT Indemnitees shall be entitled to enforce this clause directly against Licensee.

10.2	Indemnification by TRIMT. TRIMT shall defend, indemnify and hold harmless Licensee, its Affiliates, and their respective officers, directors, shareholders, employees and agents (“Licensee Indemnitees”) from and against any and all Third Party liabilities, claims, suits, and expenses, including reasonable attorneys’ fees (collectively, “Losses”), arising out of or are in any way attributable to: (i) the material breach of any representation or warranty made by TRIMT under this Agreement, (ii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Licensed Products by or on behalf of TRIMT, any of its Affiliates or other (third party) licensees, or (ii) the negligence, willful misconduct or failure to comply with applicable law by TRIMT or an Affiliate of TRIMT or a third party licensee of TRIMT. The Licensee Indemnitees shall be entitled to enforce this clause directly against TRIMT.

10.3	Procedure. The indemnities set forth in this ARTICLE 10 are subject to the condition that the party seeking the indemnity shall forthwith notify the indemnifying Party on being notified or otherwise made aware of a liability, claim, suit, action or expense and that the indemnifying Party defend and control any proceedings with the other party being permitted to participate at its own expense (unless there shall be a conflict of interest which would prevent representation by joint counsel, in which event the indemnifying Party shall pay for the other party’s counsel); provided, that, the indemnifying Party may not settle the liability, claim, suit, action or expense, or otherwise admit fault of the other party or consent to any judgment, without the written consent of the other party (such consent not to be unreasonably withheld). Notwithstanding the foregoing, no delay in the notification of the existence of any claim of Loss shall cause a failure to comply with this Section 10.3 as long as such delay shall not have materially impaired the rights of the indemnifying Party.

10.4	Insurance. Licensee shall take out with a reputable insurance company, and maintain, adequate insurance cover, including product, professional, and public liability insurance and insurance against all loss of and damage to property (whether real, personal or intellectual) and injuries to persons (including death) naming BayPat,Technical University Munich and TRIMT as additional insureds. Licensee shall make its insurance policy and renewal receipts available to the other Party on request from time to time. Licensee shall ensure that such insurance continues in force throughout the term of this Agreement and until at least 3 years after the last sale or supply of any Licensed Product by it or any of its Affiliates or its or their respective sub-licensees.

10.5	Limitation. Except for cases of willful acts or omissions or gross negligence and notwithstanding anything contained in this Agreement to the contrary, and except in relation to the payment obligations under ARTICLE 7, the indemnification obligations under sections 10.1 and 10.2 and any breach of ARTICLE 11 (i) in no event shall either Party be liable to the other Party for any loss of profits, costs of procuring substitute goods, lost business or enhanced damages for intellectual property infringement or for any special, punitive, consequential, indirect, or incidental damages, whether based upon breach of warranty, breach of contract, negligence, strict liability in tort or any other legal theory, and (ii) with the exception of Licensee’s liability to make the payments under ARTICLE 4, in no event shall either Party be liable to the other for an aggregate amount in excess of two-thirds of the total consideration paid to TRIMT hereunder.

ARTICLE 11: ARTICLE 11: CONFIDENTIALITY

11.1	Confidential Information. During the Term of this Agreement and for fifteen (15) years thereafter without regard to the means of termination each Party shall not use, for any purpose other than the purpose contemplated by this Agreement, or reveal or disclose the other Party’s Confidential Information to any Third Party. The Parties shall take reasonable measures to assure that no unauthorized use or disclosure is made by others to whom access to such information is granted.

11.2	Certain Obligations. During the Term and for a period of fifteen (15) years thereafter, Licensee, with respect to TRIMT Confidential Information, and TRIMT, with respect to Licensee Confidential Information, agree:

(a)	to use such Confidential Information only for the purposes contemplated under this Agreement;

(b)	to treat such Confidential Information as it would its own proprietary information which in no event shall be less than a reasonable standard of care;

(c)	to take reasonable precautions to prevent the disclosure of such Confidential Information to a Third Party without written consent of the other Party; and

(d)	to only disclose such Confidential Information to those employees, agents and Third Parties who have a need to know such Confidential Information for the purposes set forth herein and who are subject to obligations of confidentiality no less restrictive than those set forth herein.

For the avoidance of doubt, TRIMT shall be entitled to provide any Confidential Information of Licensee to BayPat as far as this is necessary to comply with its obligations under the Head License.

11.3	Termination. Upon termination of this Agreement pursuant to Section 8.1 (but for clarity, not in the case of its Expiration), and upon the request of the disclosing Party, the receiving Party shall promptly return to the disclosing Party or destroy all copies of Confidential Information received from such Party, and shall return or destroy, and document the destruction of, all summaries, abstracts, extracts, or other documents which contain any Confidential Information of the other Party in any form, except that each Party shall be permitted to retain a copy (or copies, as necessary) of such Confidential Information for archival purposes or to enforce or verify compliance with this Agreement, or as required by any applicable law or regulation.

11.4	Publicity. Neither Party shall make, or procure or permit the making of, any announcement which relates to this Agreement or the matters contained in it, or make any use of the name, logos or trademarks of the other Party, the Technical University Munich or BayPat in connection with this Agreement, without the prior written approval of the other Party, except to the extent required by law or any public body with appropriate jurisdiction. Notwithstanding the foregoing, each Party shall be entitled to announce or otherwise make public the existence of this Agreement and its subject matter, provided that the commercial terms of this Agreement shall not be disclosed without the prior written consent of the other Party.

ARTICLE 12: ARTICLE 12: DISPUTE RESOLUTION

12.1	All Disputes shall be first referred to the managing director of TRIMT and the managing director or CEO of Licensee for resolution, prior to proceeding under the other provisions of this ARTICLE 12. A Dispute shall be referred to such executives upon one Party (the “Initiating Party”) providing the other Party (the “Responding Party”) with notice that such Dispute exists (“Dispute Notice”), together with a written statement describing the Dispute with reasonable specificity and proposing a resolution to such Dispute that the Initiating Party is willing to accept, if any. The Parties shall engage in good faith efforts to negotiate a resolution to resolve the Dispute for the following thirty (30) days (the “Resolution Period”). In the event, that such Dispute is not resolved during the Resolution Period, either Party shall be entitled to initiate arbitration. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. Venue of arbitration shall be London, UK, language of arbitration shall be English.

ARTICLE 13: ARTICLE 13: GENERAL

13.1	Assignment and Delegation. Except as expressly provided in this Section 13.1, neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, whether by operation of law, or otherwise by Licensee without the prior written consent of TRIMT. In the event, Licensee intends to assign this Agreement to a Person that succeeds to all or substantially all of Licensee’s business or assets, whether by sale, merger, operation of law or otherwise, TRIMT’s consent shall not be unreasonably withheld.

13.2	Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter hereof, and all prior understandings, representations and warranties between the Parties are superseded by this Agreement.

13.3	Amendments. Changes and additional provisions to this Agreement shall be binding on the Parties only if agreed upon in writing and signed by the Parties.

13.4	Applicable Law. This Agreement and any dispute or claim (including non- contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales without regard to principles of conflicts of law that would result in the application of the law of another jurisdiction.

13.5	Force Majeure. If the performance of this Agreement or any obligations hereunder is prevented, restricted or interfered with by reason of earthquake, fire, flood or other casualty or due to strikes, riot, storms, explosions, acts of God, war, terrorism, or a similar occurrence or condition beyond the reasonable control of the Parties, the Party so affected shall, upon giving prompt notice to the other Parties, be excused from such performance during such prevention, restriction or interference, and any failure or delay resulting therefrom shall not be considered a breach of this Agreement.

13.6	Severability. The Parties do not intend to violate any applicable laws. However, if any sentence, paragraph, clause or combination of this Agreement is in violation of any law or is found to be otherwise unenforceable, such sentence, paragraph, clause or combination of the same shall be deleted and the remainder of this Agreement shall remain binding, and the invalid or unenforceable provision shall be replaced by the Parties by a valid and enforceable provision which comes closest to the economic purpose of the replaced provision. This applies accordingly to any lacuna.

13.7	Notices. All notices, requests, demands, and other communications relating to this Agreement shall be in writing in the English language and shall be delivered in person or by delivery service or international courier with package tracing capability. Notices shall be sent via a service which provides traceability of packages and signature confirmation and shall be deemed to have been given on the date actually received. Notices shall be sent as follows:

Notices to TRIMT:	with a copy to:

Notices to Licensee:

Either Party may change its address for notices or facsimile number at any time by sending notice to the other Party.

13.8	Independent Contractor. Nothing herein shall create any association, partnership, joint venture, fiduciary duty or the relation of principal and agent between the Parties hereto, it being understood that each Party is acting as an independent contractor, and neither Party shall have the authority to bind the other or the other’s representatives in any way.

13.9	Waiver. No delay on the part of either Party hereto in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right. No waiver of this Agreement or any provision hereof shall be enforceable against any Party hereto unless in writing, signed by the Party against whom such waiver is claimed, and shall be limited solely to the one event.

13.10	Interpretation. This Agreement has been prepared jointly and no rule of strict construction shall be applied against either Party. In this Agreement, the singular shall include the plural and vice versa and the word “including” shall be deemed to be followed by the phrase “without limitation.” The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

13.11	Counterparts. This Agreement may be executed in counterparts, each of which together shall constitute one and the same Agreement. For purposes of executing this agreement, a facsimile copy or an emailed PDF or an electronically signed version (e.g. via AdobeSign, DocuSign) of this Agreement, including the signature pages, will be deemed an original.

13.12	Third Party Rights. Unless it expressly states otherwise, this Agreement does not give rise to any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement. The rights of the Parties to rescind or vary this Agreement are not subject to the consent of any other person.

[Signature page to follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representatives.

TRIMT GmbH		Radiopharm Theranostics Limited

By:	/s/ Jakub Simecek	By:	/s/ Paul Hopper

Name	Dr. Jakub Simecek	Name	Paul A. Hopper

Title	Managing Partner	Title	Executive Chairman

Annex 1

List of Isotopes

Alpha’s
●	Ac-225, Ac-227	●	Fr-221
●	Am-241	●	Np-237
●	At-211, At-215, At-217, At-218	●	Pa-231
●	Bi-211, Bi-212, Bi-213	●	Ra-223, Ra-224, Ra-226
●	Cf-249, Cf-252	●	Rn-218, Rn-219, Rn-220, Rn-226
●	Cm-244, Cm-245, Cm-248	●	Th-227, Th228, Th-229, Th-230, Th-232

Beta’s
●	Ar-39, Ar-42	●	Pd-107
●	Be-10	●	Pm-147
●	Bi-210	●	Pr-143, Pr-145
●	Bk-249	●	Re-186, Re-187, Re-188
●	C-14	●	Ru-106
●	Ca-45	●	S-35
●	Cd-113, Cd-113m	●	Sc-46, Sc-47, Sc-48
●	Cs-135	●	Se-79
●	Cu-66, Cu-67	●	Si-32
●	Er-169	●	Sm-151
●	I-131	●	Sn-121, Sn-123
●	In-115	●	Sr-89, Sr-90
●	Kr-85, Kr-85	●	Te-127
●	Lu-177	●	Tm-171
●	Ni-63, Ni-66	●	W-188
●	P-32, P-33	●	Y-90, Y-91
●	Pb-209

Auger Electrons
●	Br-80m	●	Sb-119
●	Hg-197, Hg-197m	●	Sn-117m
●	Nb-90	●	Tb-161
●	Pt-191, Pt-193m, Pt-195m	●	Tl-201